VIA FACSIMILE AND U.S. MAIL

December 28, 2004

Roger U. Wellington, Jr.
Chief Financial Officer
The L.S. Starrett Company.
121 Crescent Street
Athol, Massachuetts 01331-1915

	RE:	Form 10-K for the fiscal year ended June 26, 2004
Form 10-Q for the period September 25, 2004
      File No. 1-367

Dear Mr. Wellington:

      We have reviewed your letter dated December 3, 2004 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 26, 2004

Results of Operations

1. We have reviewed your response to comment 2. Please disclose the reason why your non-GAAP financial measure provides useful information to investors. Please disclose how management uses this non-GAAP financial measure.

2. We have reviewed your response to comment 3. Your LIFO inventory liquidation and CMM investigation is included in two consecutive fiscal years. In addition, you indicate that the company is already considering the relocation of other manufacturing capacity. It appears that your relocation charge is also recurring in nature since you are contemplating additional charges going forward. Please explain how your discussion of unusual charges meets the requirement of Item 10(e)(1)(ii)(B) of Regulation S-K or revise your MD&A to remove this non-GAAP financial information.

Contractual Obligations

3. We have read your response to comment 4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit obligations. We understand that these payments may be difficult to determine because they are sensitive to market rate and investment performance assumptions. However, you should disclose any assumptions you made to derive the amounts included in the table. Please provide us with an example of what your disclosure will look like in the future.

Operating Data

4. We have read your response to comment 15.  You indicate that you
believe that your reporting units meet the aggregation criteria of SFAS 131. However, you do not address whether your reporting units have similar economic characteristics.  Please explain to us how your
reporting units have similar economic characteristics including similar long-term financial performance. In addition, please tell us in detail how your reporting units are similar in each of the following areas:
     a) The nature of the products and services
     b) The nature of the production process
     c) The type of class of customer for your products and
services
     d) The methods used to distribute your products or provide your
services
e) If applicable, the nature of the regulatory environment, for
example,    banking, insurance, or public utilities.
 See paragraph 17 of SFAS 131.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.






      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 942-8091 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Roger Wellington, Jr.
December 28, 2004
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE